March 20, 2012

To: Shareholders of the Oracle Family of Funds

Subject: Notification of Change of Auditor

On May 25, 2011, Patke & Associates, Ltd. ("Patke") forwarded a Letter of Resignation to the Archer Investment Series Trust ("Trust"), effective that date. As a result, the Trust hired Sanville & Company to perform the Fund's 2011 Audit. The 2011 Audit was performed by Sanville & Company to the satisfaction of the Fund's Audit Committee. Additionally, the Audit Committee contracted with Sanville & Company to perform the 2012.

Patke's decision to cease acting as the Trust's Auditors was based on their decision to cease providing audit services for Mutual Funds. Patke's reports on the financial statements for the Trust since its inception on January, 2011 and on its initial start-up audit. that it was employed as the Trust's Auditor, did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Further, while employed as the Trust's Auditors, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Trust's decision to change Auditors was unanimously approved by the Fund's Board of Trustee based upon the former Accountant's resignation on May 25, 2011. Accordingly, a new independent auditing firm was engaged to audit the Fund's financial statements. The new Auditor, Sanville & Company, has provided the Fund's audit for the Fiscal Year of 2011. Sanville & Company was engaged on May 25, 2011.

If you have any questions concerning this matter, please contact the undersigned at the above address.

Respectfully submitted,



_____
Laurence I. Balter, President



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

May 25, 2011

Laurence I. Balter
Oracle Mutual Fund
182 Island Blvd, FL
Fox Island, WA 98333

Re: Oracle Mutual Fund

Please accept this letter as Patke & Associates, Ltd.'s ("the Firm") formal resignation as the Fund's Independent Registered Public Accounting Firm effective today, 25th day of May 2011. Due to staffing limitations, we will not be offering our services to Mutual Funds for the upcoming busy season.

Ronald S. Niemaszyk

Ronald S. Niemaszyk
Principal
847-382-1627 / Direct Dial
Ron.niemaszyk@patke.net



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

June 12, 2012

Laurence I. Balter
Oracle Mutual Fund
182 Island Blvd, FL
Fox Island, WA 98333

RE – Oracle Mutual Fund

The language of the proposed footnote listed below is accurate and complete.

NOTE 8. CHANGE OF SERVICE PROVIDERS

Effective May 25, 2011, the auditor's, Patke & Associates, Ltd. have resigned as the Fund's auditor due to staffing limitations. The Fund has retained Sanville & Company to perform the August 31, 2011 audit.

Sincerely,

Ronald S Niemaszyk

Ronald S. Niemaszyk
Principal
847-382-1627 / Direct Dial
Ron.niemaszyk@patke.net